Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                     9 November 2006



                              WPP GROUP PLC ("WPP")

             Millward Brown acquires leading market research agency
                           ID Consultores in Argentina


WPP announces that its wholly-owned operating company Millward Brown, the global marketing research firm, has acquired Informacion y Decision Consultores S.A. ("ID Consultores"), one of the top five research agencies in Argentina.

Founded in 1986 and based in Buenos Aires, Argentina, ID Consultores offers a wide range of qualitative and quantitative services to clients throughout Argentina, Uruguay and Paraguay. Clients include Danone, Gillette, Unifon and Unilever.

The agency, which employs 75 people, had revenues of US $3.2 million for the year ended 31 December 2005, with gross assets at the same date of US $1 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:

Feona McEwan, WPP
T. +44 20 7408 2204

www.wpp.com
-----------